                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Comdial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2003323_2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Nickolas A. Branica, 106 Cattlemen Road, Sarasota, FL 34242
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

  CUSIP No. 20033230_2                13D                    Page 2 of 7 Pages


--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nickolas A. Branica
      ###-##-####
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a)
                                                                      (b)
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
      PF
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
      USA
--------------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
                   7
SHARES                   8,399,793
                  --------------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
                   8
OWNED BY                 0
                  --------------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
                   9
REPORTING                8,399,793
                  --------------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
                   10
                         0
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,399,793
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.0%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Comdial Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 106 Cattlemen Road, Sarasota, Florida 34232.

          The shares of Common Stock that are the subject of this statement include (i) shares that are issuable upon conversion of the Company's 7% senior subordinated secured convertible promissory notes (the "Notes") and (ii) shares issuable upon the exercise of options and conversion of warrants.

Item 2.   Identity and Background.

          The "Reporting Person" is Nickolas A. Branica, a natural person.

          The Reporting Person's business address is 106 Cattlemen Road, Sarasota, FL 34242.

          The Reporting Person's present principal occupation or employment is as president and chief executive officer. The employment is with Comdial Corporation, the Issuer, with a principal business of the design and marketing of sophisticated voice communications solutions for small to mid-sized offices, and an address at 106 Cattlemen Road, Sarasota, FL 34242.

          During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

          The Reporting Person purchased $500,000 of the Notes. The source of the funds for the purchase was personal funds of the Reporting Person. $66,650 of the principal amount of the Company's 7% senior subordinated secured convertible promissory notes (the "Notes") held by the Reporting Person is convertible at the option of the Reporting Person into an aggregate of 6,665,000 shares of Common Stock.

          The Reporting Person had an executive employment agreement with the Company dated September 27, 2001 ("Employment Agreement"). In connection with the issuance of the Notes, the Reporting Person and the Company entered into an amendment to employment agreement dated June 20, 2002 ("Amendment" of "Amendment to Employment Agreement"). Under the Amendment, the Reporting Person received an option under the Company's Stock Incentive Plan to purchase up to 500,000 shares of the Common Stock (the "Option Shares") and warrants (the "Warrants") to purchase up to 825,000 shares of the Common Stock. The Option Shares are exercisable at any time after the date of grant, which was to be June 23, 2002. The Warrants are exercisable at any time after receipt. In order to effectuate the foregoing, it is anticipated that the Company will have to obtain shareholder approval of an increase in the Company's authorized shares of Common Stock (the "Shareholder Approval").

                                                               Page 4 of 7 Pages

Item 4.   Purpose of Transaction.

          Pursuant to a Subscription Agreement, dated June 21, 2002, between the Company and the Reporting Person (the "Subscription Agreement"), the Company issued $500,000 of the Notes to the Reporting Person. The Notes mature on the earlier of October 18, 2002 or the occurrence of certain events as described in the Note. Upon receipt of the Shareholder Approval, the maturity date will be extended to 12 months from issuance of the Notes. In certain other events, the Notes will mature on January 16, 2003.

          The Reporting Person has the right to convert $66,650 (13.33%) of the Notes into shares of Common Stock at a conversion price of $0.01 per share (subject to limitation until the Company obtains the Shareholder Approval). The Reporting Person may also convert the balance of the Notes into Common Stock on different terms upon certain events of default as described in the Notes.

          In connection with the Subscription Agreement, the Reporting Person and the Company entered into an amendment to employment agreement dated June 20, 2002 ("Amendment" of "Amendment to Employment Agreement"). Under the Amendment, the Reporting Person received an option under the Company's Stock Incentive Plan to purchase up to 500,000 shares of the Common Stock (the "Option Shares") and warrants (the "Warrants") to purchase up to 825,000 shares of the Common Stock. The Option Shares are exercisable at any time after the date of grant, which was to be June 23, 2002. The Warrants are exercisable at any time after receipt. In order to effectuate the foregoing, it is anticipated that the Company will have to obtain shareholder approval of an increase in the Company's authorized shares of Common Stock (the "Shareholder Approval").

          Pursuant to the Amendment to Employment Agreement, the Reporting Person will have the right to purchase the Option Shares at an exercise price equal to the closing price on the date of grant and exercise the Warrants for 825,000 shares of Common Stock at an exercise price of $0.01 per share.

          As of the date of this Report, the Reporting Person beneficially owns 8,399,793 shares of Common Stock, including 240,093 shares of Common Stock previously owned; 169,700 shares of Common Stock issuable upon exercise of previously granted stock options; 6,665,000 shares of Common Stock issuable upon conversion of the Notes; 500,000 shares of Common Stock issuable upon exercise of the stock options under the Amendment to Employment Agreement; and 825,000 issuable upon exercise of the warrants to be granted pursuant to the Amenment to Employment Agreement.

          Pursuant to the Subscription Agreement, the Reporting Person was granted, among other things, the following rights: registration rights with respect to its shares of Common Stock.

          The Reporting Person executed an Irrevocable Limited Proxy, dated June 21, 2002, in favor of ComVest Venture Partners, L.P. ("Comvest") granting ComVest the right to vote all securities beneficially owned by the Reporting Person solely with respect to the approval of an amendment to the Company's Certificate of Incorporation with respect to the authorized shares of Common Stock.

          Other than as set forth above, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                               Page 5 of 7 Pages

Item 5.   Interest in Securities of the Company.

               (a) The Reporting Person may be deemed to be the beneficial owner of an aggregate of 8,399,793 shares of Common Stock, representing approximately 47.0% of the issued and outstanding shares of Common Stock of the Company. These holdings consist of 240,093 shares of Common Stock previously owned; 169,700 shares of Common Stock issuable upon exercise of previously granted stock options; 6,665,000 shares of Common Stock issuable upon conversion of the Notes; 500,000 shares of Common Stock issuable upon exercise of the stock options under the Amendment to Employment Agreement; and 825,000 issuable upon exercise of the warrants to be granted pursuant to the Amenment to Employment Agreement.

               (b) Number of shares as to which each such person has:

                   (1) sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                       (i) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 8,399,793 shares of Common Stock beneficially owned by him.

                   (2) shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                       (i) The Reporting Person does not share voting and
                   disposition powers with respect to any other shares of Common Stock.

               (c) Not applicable.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described more fully in Item 4 above, the Reporting Person is a party to a Subscription Agreement and an Amendment to Employment Agreement.

Item 7.   Materials to be Filed as Exhibits.

(1)       Subscription Agreement dated June 21, 2002.

(2)       Amendment to Employment Agreement dated June 20, 2002.

(3)       Irrevocable Limited Proxy dated June 21, 2002.

                                                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 1, 2002
                                               /s/  Nickolas A. Branica
                                               ------------------------------
         Sarasota, FL                          Nickolas A. Branica

                                                               Page 7 of 7 Pages

                                  EXHIBIT INDEX

1.  Subscription Agreement dated June 21, 2002.

2.  Amendment to Employment Agreement dated June 20, 2002.

3.  Irrevocable Limited Proxy dated June 21, 2002.